EXHIBIT 12.1

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date ended		Year Ended December 31,
	September 11, 2010	September 11, 2009	2009	2008	2007	2006	2005
Income (loss) from continuing operations before income taxes	$(145)	$(160)	$(236)	$380	$536	$310	$135
Add (deduct):
Fixed charges	311	313	441	447	515	536	535
Capitalized interest	(2)	(6)	(5)	(10)	(10)	(5)	(5)
Amortization of capitalized interest	5	4	6	6	6	6	6
Equity in (earnings)/losses related to certain 50% or less owned affiliates	5	36	32	10	(11)	6	1
Distributions from equity investments	2	1	1	3	4	3	2
Distributions on preferred units	(4)	(6)	(9)	(9)	(9)	(14)	(27)
Issuance costs of redeemed preferred OP units	(4)	—	—	—	—	(6)	(4)

Adjusted earnings	$168	$182	$230	$827	$1,031	$836	$643

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$268	$264	$379	$375	$444	$460	$453
Capitalized interest	2	6	5	10	10	5	5
Distributions on preferred units	4	6	9	9	9	14	27
Issuance costs of redeemed preferred OP units	4	—	—	—	—	6	4
Portion of rents representative of the interest factor	33	37	48	53	52	51	46

Total fixed charges and preferred OP unit distributions	$311	$313	$441	$447	$515	$536	$535

Ratio of earnings to fixed charges and preferred unit distributions	—	—	—	1.9	2.0	1.6	1.2
Deficiency of earnings to fixed charges and preferred unit distributions	$(143)	$(131)	$(211)	$—	$—	$—	$—